

March 12, 2014

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re:     Guggenheim Defined Portfolios, Series 1156
         File Nos. 333-193978 and 811-03763

Dear Mr. Fess:

        On February 14, 2014, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1156 (the "Fund"), consisting of a unit investment trust, Guggenheim Select Quality Municipal Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

**PROSPECTUS**

**Investment Summary — Investment Objective**

1.     This section states that the Trust's investment objective is to "provide current income and to preserve capital ***by investing in a portfolio primarily consisting of investment-grade municipal bonds***." (Emphasis added.) Since the emphasized portion of the objective statement is an investment strategy rather than an investment objective, please delete this portion of the Trust's investment objective.

**Investment Summary — Principal Investment Strategy**

2.      If the Trust will concentrate in the municipal bonds of a particular state or territory, please disclose the strategy here and provide the risks in "Principal Risks."

3.      In the first sentence of this section, please revise the term "net assets" to "assets," or alternatively, to "net assets, plus the amount of any borrowings for investment purposes." <u>See</u> Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940.

4.      Please provide a maturity policy for the Trust's municipal bond investments.

**Investment Summary — Principal Risks**

5.      Since the summary of principal investment strategies states that up to 10% of the Trust may be invested in "junk bonds," please provide the risks associated with junk bond investments, and include the term "speculative" in this disclosure.  Also, please provide a risk disclosure regarding the possibility that interest earned on the Trust's municipal bonds may be subject to the Alternative Minimum Tax.

**Investment Summary —Who Should Invest**

6.      The first and fourth bullet points in this section appear to refer to a completely different portfolio that focuses on corporate junk bonds.  Please review the disclosures in this section and provide appropriate revisions.

**GENERAL COMMENTS**

7.      We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8.      Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

9.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

\* \* \* \* \* \* \*

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel